UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
       Commission File Number   033-30158-A

Hull Energy, Inc.
(Exact name of registrant as specified in its charter)

1111 Alderman Drive, Suite 210, Alpharetta, GA 30005, Telephone
(770) 521-0797
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Common Shares, Series A Preferred Shares, Series B Preferred Shares, and Series D Preferred Shares
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) 	[ ]
Rule 12g-4(a)(2) 	[ ]
Rule 12h-3(b)(1)(i) 	[X]
Rule 12h-3(b)(1)(ii) 	[ ]
Rule 15d-6 		[ ]

Approximate number of holders of record as of the certification or notice date: Common Shares 815; Series A Preferred Shares 1; Series B Preferred Shares 9; Series D Preferred Shares 1; and TOTAL 826

    Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned uly authorized person.

Date December 24, 2012			By /s/Jeffrey M. Canouse
                			     Jeffrey M. Canouse
					     President & CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature. SEC 873(03-10)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.